MEROE PARK JOINS BUTTERFIELD BOARD

Hamilton, Bermuda - 6 October 2017: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) today announced that Meroe Park has been appointed to its Board as a Non-Executive Director.
Ms. Park was most recently the Executive Director of the United States Central Intelligence Agency (“CIA”), serving as the Agency’s chief operating officer in its most senior career post. Prior to her retirement in June 2017, Ms. Park was a 27-year career intelligence officer and one of the US Government’s leading professionals. She held increasingly senior positions at the CIA, including Chief of Human Resources and a Senior Mission Support Officer for locations in Eurasia and Western Europe. Ms. Park successfully led key strategic initiatives, including the modernisation of the CIA’s technology systems and organisational structure, and the implementation of talent initiatives focused on workforce development and inclusion.
Ms. Park earned a number of awards during her career, and has twice been the recipient of the Presidential Rank Award, the Executive Branch’s highest honour for Government career professionals. She holds a Bachelor of Science degree from Georgetown University.
Michael Collins, Butterfield’s Chairman and Chief Executive Officer, said “On behalf of my fellow Directors, I am excited to welcome Meroe to the Butterfield Board. Meroe’s leadership skills and unique geopolitical perspective, developed over nearly three decades of domestic and international experience with the CIA, will help support our growth in high quality international financial centres. I look forward to working closely with Meroe and our other Directors as we continue to build shareholder value.”
-ENDS-

Notes to Editors:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from six jurisdictions: Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located; and The Bahamas, Switzerland and the United Kingdom, where we offer specialised financial services. Banking services comprise retail and corporate banking. Wealth management services are composed of trust, private banking, and asset management. In Bermuda and the Cayman Islands, we offer both banking and wealth management. In Guernsey, The Bahamas and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:
Mark Johnson
Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com